Exhibit 1

INCREDIMAIL REPORTS RECORD $27.2 MILLION REVENUES, $12.9 MILLION
 EBITDA AND $8.0 MILLION NET INCOME FOR 2009

Fourth quarter revenues $7.5 million, EBITDA $3.3 million and net income $2.1 million

TEL AVIV, ISRAEL – March 25, 2010 - IncrediMail Ltd. (NASDAQ: MAIL), an Internet company, today reported financial results for the year ended December 31, 2009.

Total revenue for 2009 rose $5.3 million, or 24%, to $27.2 million, from $21.9 million in 2008. Net income for 2009 was $8.0 million, compared to $4.4 million last year, with earnings per diluted share of $0.84 compared to $0.46 last year.

Commenting on the results, Mr. Ofer Adler, IncrediMail’s CEO, said, “2009 was a challenging year, however, we surpassed our goals, with the fourth quarter being our best quarter yet, recording $7.5 million in revenues.  Together with our revenue growth we’ve created an extremely profitable model, generating EBITDA at a rate of 47% of sales, or $12.9 million in 2009, increasing five-fold from 2008.”

Gross profit increased 27% in 2009, reaching $25.6 million, or 94% of sales in 2009, compared to $20.1 million, or 92% of sales in 2008. The increased profitability was due to the growing portion of search related revenues, which have no associated direct costs, and accounted for over 73% of revenues this year.

Total operating expenses in 2009 were $14.1 million, down $5.8 million, or 29%, from 2008.

R&D expenses decreased 21%, from $7.6 million in 2008, to $6.0 million in 2009. Sales and Marketing expenses were $4.8 million in 2009, decreasing by $2.5 million, or 34%, from $7.3 million in 2008.  These decreases were primarily a result of a successful reorganization and shifting focus towards search related revenues, as well as a reduction in media buying expenses, utilized in the latter part of 2008 to jump-start HiYoTM market penetration.

Operating income in 2009 was $11.5 million, or 42% of revenues, compared to a break-even $0.2 million in 2008.

Taxes on income in 2009 were $3.5 million, representing an effective tax rate of approximately 31%, for 2009.  This reflects the Company’s decision to institute a dividend policy, distributing at least 50% of net income beginning 2009, and as a result forgo some of its Israeli tax benefits, as long as we maintain the dividend distribution policy.

“We have created rapid growth and exceptional profitability in 2009. As we look forward into 2010, we expect the first quarter to be in line with our current performance, with revenues of approximately $7 million, increasing 10% over the first quarter of 2009, and EBITDA of $2.6 million. In addition, although we are not able to provide guidance past the first quarter, we do not expect significant changes in our revenues and profits, other than seasonal, in second quarter as well.  Beyond that, we have limited visibility due to our understanding that Google is considering implementing market-wide policy changes affecting the assets we are heavily dependent on for our search generated revenues.  Google has informed us that while these changes are being discussed within Google management, no decision has been made nor is there any certainty it will be made or implemented, and even if implemented, it is our understanding that,  they would have no impact on us before the end of 2010.  We are exploring with Google new ways to maintain our relationship should there be changes in policy, and at the same time we are working to decrease our current dependence on Google.  We have recently signed an agreement with IAC for powering the search services provided to our HiYo users and already have in place an agreement with InfoSpace for powering search for our Magentic product. However, as both IAC and InfoSpace are to some extent reliant on relationships with Google, we do not know if these agreements will insulate us from the market wide policy change Google is considering.”

“We are also exploring alternatives for channeling our other traffic with other major players in this market. Although we continue to believe that search generated revenues will continue to account for a majority of our revenues, in 2010 we are increasing our efforts to grow revenues from products, as well as increase revenues from affiliates, other than search,“ concluded Mr. Ofer Adler.

Conference Call
IncrediMail will host a conference call to discuss the results today, March 25th at 11:30 AM EDT (17:30 PM Israel Time). We invite all those interested in participating in the call to dial 1-(866)-229-7198. Callers from Israel may access the call by dialing (03) 918-0685. Participants may also access a live webcast of the conference call through the Investor Relations section of IncrediMail's website at www.incredimail-corp.com. The webcast will be archived on the company’s website for seven days.

About IncrediMail Ltd.
IncrediMail Ltd. (NASDAQ: MAIL, www.incredimail-corp.com) is an internet company that develops customized, downloadable graphic consumer applications used to generate search related revenues and designs, markets and delivers high end personal desktop software. The company’s award winning e-mail client product, IncrediMail Premium, is sold in over 100 countries in 10 different languages. Other products include, HiYo a graphic add-on to instant messaging software, Magentic, a wallpaper and screensaver software, and PhotoJoy, software for presenting digital personal photos.

Non-GAAP measures
Use of Non-GAAP Financial Information - In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, IncrediMail uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude reorganization expenses and non-cash stock-based compensation expenses. IncrediMail also uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income; interest, taxes, stock-based compensation and depreciation and amortization. IncrediMail's management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of IncrediMail’s on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information as presented in this press release in evaluating and operating business internally and as such deemed it important to provide all this information to investors. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in tables immediately following IncrediMail's Statement of Operations in this press release.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact Information
For further information please contact:

Jeff Holzmann
IncrediMail NY, President
Jeff@IncrediMail.com

Marybeth Csaby/Rob Fink
KCSA Strategic Communications
(212) 896-1236 / 212-896-1206
mcsaby@kcsa.com/ rfink@kcsa.com

### Tables Follow ###

INCREDIMAIL LTD.
CONDENSED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2009	2008
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$24,368	$7,835
Marketable securities	5,225	18,790
Trade receivables	2,320	2,194
Deferred taxes	-	362
Other receivables and prepaid expenses	4,819	4,941
Total current assets	36,732	34,122
LONG-TERM ASSETS:
Severance pay fund	1,104	955
Deferred taxes	63	328
Other long-term assets	495	619
Property and equipment, net	1,366	1,478
Other intangible assets, net	134	149
Total long-term assets	3,162	3,529
Total assets	$39,894	$37,651

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$1,039	$1,948
Deferred revenues	2,270	2,605
Accrued expenses and other liabilities	6,577	4,426
Total current liabilities	9,886	8,979
LONG-TERM LIABILITIES:
Deferred revenues	1,616	1,743
Accrued severance pay	1,390	1,385
Total long-term liabilities	3,006	3,128
SHAREHOLDERS' EQUITY
Shares issued and outstanding: 9,527,821 and 9,271,159 at December 31, 2009 and 2008, respectively	27,002	25,544
Total liabilities and shareholders' equity	$39,894	$37,651

INCREDIMAIL LTD.
CONDENSED STATEMENTS OF OPERATIONS

U.S. dollars and number of shares in thousands (except per share data), unaudited

	Quarter ended December 31,		Year ended December 31,
	2009	2008	2009	2008
Revenues	$7,465	$6,067	$27,195	$21,906
Cost of revenues	439	424	1,579	1,795
Gross profit	7,026	5,643	25,616	20,111
Operating expenses:
Research and development	1,720	1,638	5,972	7,589
Selling and marketing	1,323	2,355	4,824	7,343
General and administrative	1,024	1,274	3,334	3,806
Goodwill impairment and other charges	--	408	--	1,153
Total operating expenses	4,067	5,675	14,130	19,891
Operating income (loss)	2,959	(32)	11,486	220
Financial income, net	91	4,509	72	4,494
Income before taxes on income	3,050	4,477	11,558	4,714
Taxes on income	970	100	3,545	289
Net income	$2,080	$4,377	$8,013	$4,425

Net earnings per Ordinary share:
Basic	$0.22	$0.47	$0.86	$0.47
Diluted	$0.21	$0.47	$0.84	$0.46
Diluted weighted number of shares	9,847	9,365	9,563	9,516
RECONCILIATION OF GAAP TO NON-GAAP RESULTS:
GAAP Net income	$2,080	$4,377	$8,013	$4,425
Gain from sale of marketable securities	--	(4,772)	--	(4,772)
Goodwill impairment and other charges	--	702	--	1,447
Stock based compensation	140	248	672	1,030
Non-GAAP net income	$2,220	$555	$8,685	$2,130
Non-GAAP net earnings per share :
Basic	$0.23	$0.06	$0.93	$0.23
Diluted	$0.23	$0.06	$0.91	$0.22
GAAP net income	$2,080	$4,377	$8,013	$4,425
Income tax expense	970	100	3,545	289
Interest income, net	(91)	(4,509)	(72)	(4,494)
Depreciation, Amortization and Stock-based Compensation	331	871	1,387	2,215
EBITDA	$3,290	$839	$12,873	$2,435